AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement is made as of the 1st day of March, 2019, by and between T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price Summit Municipal Intermediate Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”).

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into an Investment Management Agreement dated as of September 16, 1993, and amended as of November 14, 2006 (the “Agreement”);

 WHEREAS, the Fund’s Board of Directors, including a majority of the directors who are not interested persons of the Fund, has approved, effective March 1, 2019, to restructure the Fund’s management fee and to permanently waive or pay certain of the Fund’s expenses as described hereunder, to the amend the Agreement, and has determined that such actions would be in the best interest of the Fund and its shareholders;

 WHEREAS, the Corporation’s Board of Directors has approved the issuance of classes of shares of the Fund called the Investor Class, the Advisor Class, and the I Class (each, a “Class,” and together “Classes”);

 WHEREAS, as set forth in the Agreement, the Manager receives an annual management fee from the Fund and is responsible for paying all of the expenses of the Fund except for certain excluded expenses; and

 WHEREAS, the Corporation’s Board of Directors, including a majority of the Directors who are not interested persons of the Corporation, has approved the restructuring of the Fund’s management fee and the permanent waiver or payment by the Manager of all of the Fund’s expenses, except for certain excluded expenses; and

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraphs 2 and 3 of the Agreement are amended to read as follows:

  2.  [reserved]

  3. Management Fee and Expense Limitation. The Fund shall pay the Manager a fee (“Fee”) which will consist of two components: a Group Management Fee (“Group Fee”) and an Individual Fund Fee (“Fund Fee”). The Fee shall be paid monthly to the Manager on the first business day of the next succeeding calendar month and shall be calculated as follows:

    A. Group Fee. The monthly Group Fee (“Monthly Group Fee”) shall be the sum of the daily Group Fee accruals (“Daily Group Fee Accruals”) for each month. The Daily Group Fee Accrual for any particular day will be computed by multiplying the Price Funds’ group fee accrual as determined below (“Daily Price Funds’ Group Fee Accrual”) by the ratio of the Fund’s net assets for that day to the sum of the aggregate net assets of the Price Funds for that day. The Daily Price Funds’ Group Fee Accrual for any particular day shall be calculated by multiplying the fraction of one (1) over the number of calendar days in the year by the annualized Daily Price Funds’ Group Fee Accrual for that day as determined in accordance with the following schedule:

Price Funds Annual Group Base Fee Rate for Each Level of Assets
0.480%	First $1 billion
0.450%	Next $1 billion
0.420%	Next $1 billion
0.390%	Next $1 billion
0.370%	Next $1 billion
0.360%	Next $2 billion
0.350%	Next $2 billion
0.340%	Next $5 billion
0.330%	Next $10 billion
0.320%	Next $10 billion
0.310%	Next $16 billion
0.305%	Next $30 billion
0.300%	Next $40 billion
0.295%	Next $40 billion
0.290%	Next $60 billion
0.285%	Next $80 billion
0.280%	Next $100 billion
0.275%	Next $100 billion
0.270%	Next $150 billion
0.265%	Thereafter

    The Price Funds shall include all the mutual funds distributed by T. Rowe Price Investment Services, Inc., (except for Spectrum Funds, Retirement Funds, Retirement I Funds, Target Funds, TRP Reserve

Investment Funds, and any index or private label mutual funds). For the purposes of calculating the Daily Price Funds’ Group Fee Accrual for any particular day, the net assets of each Price Fund shall be determined in accordance with the Fund’s prospectus, as of the close of business on the previous business day on which the Fund was open for business.

    B. Fund Fee. The monthly Fund Fee (“Monthly Fund Fee”) shall be the sum of the daily Fund Fee accruals (“Daily Fund Fee Accruals”) for each month. The Daily Fund Fee Accrual for any particular day will be computed by multiplying the fraction of one (1) over the number of calendar days in the year by the Fund Fee Rate of 0.08% and multiplying this product by the net assets of the Fund for that day, as determined in accordance with the Corporation’s prospectus as of the close of business on the previous business day on which the Fund was open for business.

    C. Proration of Fee. If this Agreement becomes effective or terminates before the end of any month, the Fee for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

    D. Expense Limitation. The Manager agrees to permanently waive its Fee and/or pay the Corporation’s expenses, on behalf of the Fund, excluding interest; taxes (all taxes or governmental fees payable by or with respect of the Fund to federal, state, or other governmental agencies, domestic or foreign, including stamp or other transfer taxes); brokerage commissions (all brokers’ commissions and other charges incident to the purchase, sale, or lending of the Fund’s portfolio securities); nonrecurring and extraordinary expenses (such nonrecurring expenses as may arise, including the costs of actions, suits, or proceedings to which the Fund is a party and the expenses the Fund may incur as a result of its legal obligation to provide indemnification to its officers, directors, and agents); or with respect to any class other than the Investor Class, 12b-1 fees, if any (collectively, “Expenses”), to the extent its Fee plus the Expenses with respect to each Class in the aggregate exceed an annual rate of 0.50% of the Class’ average daily net assets (hereinafter referred as the “Expense Limitation”). Any Fees waived or Expenses paid by the Manager pursuant to the Expense Limitation are subject to reimbursement to the Manager by the Fund or applicable Class whenever Fees and expenses with respect to each Class in the aggregate are below an annual rate of 0.50% of the Class’ average daily net assets. However, no reimbursement will be made more than three years after the waiver or payment of Fees or Expenses by the Manager pursuant to the Expense Limitation or if such reimbursement would result in any Class’ Fees and Expenses in the aggregate exceeding an annual rate of 0.50% of the Class’ average daily net assets.

    It is understood that the expenses of the Fund will not exceed any expense limitation prescribed by any state in which the Fund’s shares are qualified for sale (“State Expense Limit”). Any Fee not paid by the Fund or expenses paid by the Manager pursuant to a State Expense Limit shall be subject to reimbursement provided that no such reimbursement shall be made more than two years after the fiscal year in which such Fees were not paid by the Fund or expenses paid by the Manager.

    E. Fundwide Expenses. In the event that the waiver or payment of the Expenses, on behalf of a Class, results in the payment of Fundwide Expenses (as such term is defined in Rule 18f-3 under the

1940 Act) that have been allocated to a specific Class, the Manager shall also pay or reimburse such Fundwide Expenses that have been allocated to the other Classes.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE SUMMIT MUNICIPAL FUNDS, INC.
/s/Shannon Hofher Rauser ___________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/Darrell N. Braman By:___________________________________ Darrell N. Braman, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman ____________________________________ Darrell N. Braman, Vice President	/s/ David Oestreicher By:___________________________________ David Oestreicher, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\SMT Amended Investment Management Agreement.docx